EXHIBIT 23.3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
StatSure Diagnostic Systems, Inc

We consent to the inclusion in this Registration Statement on Form SB-2 and the related Prospectus of StatSure Diagnostic Systems, Inc. (formerly Saliva Diagnostic Systems, Inc.) of our report dated March 29, 2006 with respect to the balance sheets of StatSure Diagnostic Systems, Inc. as of December 31, 2005 and 2004, and the related statements of operations, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2005, which report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to our firm under the heading "Experts" in such Registration Statement.

New York, New York
Lazar Levine and Felix LLP
September 29, 2006